Filed by Strayer Education, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Capella Education Company

Commission file number 001-33140

The following is a memorandum emailed to employees of Strayer on December 19, 2017:

STRAYER EDUCATION, INC.

Making education achievable for working adults

MEMORANDUM

DATE:	December 19, 2017

TO:	All Faculty & Staff

FROM:	Karl McDonnell, President & Chief Executive Officer

RE:	Strayer-Capella merger update

Dear Colleague:

I wish each of you a happy and healthy holiday season, and hope you can take some time to relax with friends and family.  I also wanted to take a moment to provide you with an update regarding our announced merger with Capella.  As I discussed when we announced the merger in late October, we are extremely excited about the combination of Strayer Education and Capella Education to create a national leader in education innovation.  While Strayer University and Capella University will operate as independent and separately accredited institutions, I want to share with you some specifics on our integration efforts to date.

Since the announcement, the following regulatory and accreditation filings were successfully submitted:

•                  S-4 Registration Statement filed with the U.S. Securities and Exchange Commission

•                  Capella filed the required documents with the Higher Learning Commission, Capella’s accreditor, and with the U.S. Department of Education to initiate the merger approval process

•                  The merger was granted early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976

Additionally, I recently visited with our Capella colleagues in Minneapolis, where we brought together leaders from both Strayer and Capella who will be responsible for managing and executing the integration.  We had a very productive meeting, and it is clear that both institutions share a commitment to improving outcomes for students and a focus on innovation.

Over the coming months, we will work with the leadership teams at Strayer and Capella to plan a smooth integration of our organizations. As part of those efforts, we stood up an Integration Management Office with representatives from Strayer and Capella. These individuals will help keep team members informed in regards to integration planning.

We encourage you to share any questions or concerns with your leaders or email the Integration Management Office directly at SUIMO@strayereducation.com.

We look forward to a successful closing of this transaction in mid-2018.

Happy Holidays!

Sincerely,

Karl McDonnell

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•        the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•        the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•        the amount of the costs, fees, expenses and charges related to the merger;

•        the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•        the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•        the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•        the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•        other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, on November 20, 2017, Strayer filed a registration statement on Form S-4 with the SEC which included a joint proxy statement of Strayer and Capella and a prospectus of Strayer. The registration statement was amended on December 4, 2017 and declared effective on December 8, 2017, and Strayer and Capella commenced mailing the definitive joint proxy statement/prospectus to Strayer stockholders and Capella shareholders on or about December 14, 2017. Each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.